06015521

6

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ACL Alternative Fund

*CURRENT ADDRESS Chancery Hall
52 Reid Street
Hamilton HM 12,
Bermuda

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 31 2006
THOMSON
FINANCIAL

FILE NO. 82- 34999 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 7/25/06

ACL Alternative Fund Limited

Interim Un-Audited Financial Statements for the period January 1, 2005 to June 30, 2005

Page

ACL ALTERNATIVE FUND LIMITED

DIRECTORY
Registered Office: M.Q. Services Limited, Chancery Hall, 52 Reid Street, Hamilton HM 12 Bermuda

DIRECTORS
Anthony Gannon (appointed 22 January 2002)
William D. Thomson (appointed 22 January 2002 , Independent Non-Executive Director)
Nicholas Hoskins (appointed 31 August 2004, Independent Non-Executive Director)

AUDITORS (Appointed KPMG Ireland on 25th August 2005)
PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York
New York 10036
USA

LEGAL ADVISER
Conyers Dill & Pearman
Clarendon House
2 Church Street
Hamilton
Bermuda

REGISTRAR & TRANSFER AGENT
Daiwa Europe Fund Managers Ireland Limited
Dublin Office, Block 5
Harcourt Centre
Harcourt Street
Dublin 2
Ireland

REGISTRAR & SECRETARY
M.Q. Services Limited
Chancery Hall
52 Reid Street
Hamilton HM 12
Bermuda

INVESTMENT MANAGER
Abbey Capital Limited
1-2 Cavendish Row
Upper O'Connell Street
Dublin 1
Ireland

SPONSORING STOCKBROKER

McCann FitzGerald Solicitors
2 Harbourmaster Place,
International Financial Services Centre,
Dublin 1
Ireland

CUSTODIAN
Daiwa Securities Trust and Banking (Europe) Plc
5 King William Street
London EC4N 7JB
England

ADMINISTRATOR
DPM Mellon
Two Worlds Fair Drive
P.O. Box 6741 Somerset
New Jersey 08875-6741
United States of America

ACL ALTERNATIVE FUND LIMITED

INVESTMENT MANAGER'S REPORT
FOR THE PERIOD FROM 1 JANUARY 2005
TO 30 JUNE 2005

ACL Alternative Fund was incorporated as an open-ended investment company in Bermuda on 4 January 2002. The Company has two share class, a USD Share Class and a Euro Share Class, and the Directors have the power to issue share classes in different currencies in the future. The Euro Share Class was launched on July 1st, 2004. The USD share class is listed on the Irish Stock Exchange, and its Net Asset Value per share on June 30th 2005 was $132.07. The Net Asset Value of the Euro Share Class on June 30th 2005 was €99.27.

The Company has two feeder funds, Abbey Global LP and ACL Fund Limited. Both feeder funds invest in excess of 40% of their assets in the Company.

Investment Objective and Strategy

The Company operates as a multi-manager fund, allocating assets to various Trading Advisors. These advisors are given a power of attorney to trade on behalf of the fund through managed accounts with the fund's two main brokers. By investing in a wide range of trading and investing strategies, the company aims to produce positive long-term returns of 10 – 12% p.a. over the risk free rate. Each component of the portfolio is chosen on the basis of the following historic characteristics (i) long term positive returns on capital invested, (ii) favourable risk-adjusted returns, (iii) a correlation between its returns and the returns on equities ranging from low positive to high negative and, ideally, with a tendency to have a negative correlation with equities when equities are declining.

Fund Performance to date

The Fund commenced trading on January 31st, 2002, with an NAV per share of $100, and this increased to $132.07 on June 30th 2005. The fund invests in fourteen Trading Advisors and two relationships has been terminated to date. The traders have provided significant diversification in terms of equity risk, and they also differ from each other in their trading strategies, providing the fund with exposure to medium and long-term trend following as well as short-term systematic, currency, value trading and discretionary macro strategies. Within the Fund's trading strategies, Value trading delivered the strongest results helped by long US Dollar positioning against the Euro and Swiss Franc which benefited from higher US interest rates. Trend following managers delivered mixed performance and were slightly negative for the period as gains in Bond and interest rate trading were reduced by losses in currencies, energies and metals positioning. Macro discretionary trading was positive for the period as was currency trading while short-term systematic trading underperformed as short term markets proved difficult. The Fund continues to provide strong diversification among managers which was evident in this period.

Abbey Capital Limited
October 19th, 2005

ACL Alternative Fund Limited
Schedule of Investments
June 30, 2005

Holding	Position	Market Value US$	% of Net Asset Value
Investments in Short Term Deposits			
$39,973,994	Bank of Ireland 29/07/05	$ 39,973,994	14.74%
39,959,527	Rabobank 29/07/05	39,959,527	14.74%
39,964,412	Ulster Bank 29/07/05	39,964,412	14.74%
39,857,202	BNP Paribas 29/07/05	39,857,202	14.70%
39,834,578	Bank of Scotland 29/07/05	39,834,578	14.69%
	Total short term deposit	199,589,712	73.61%
Long Positions			
Investments in Options			
	Purchased Options on Forward Contracts	889,030	0.33%
	Total Options	889,030	0.33%

		Unrealized gains (losses) on Open Positions	% of Net Asset Value
Investments in Futures Contracts			
Forward LME Contracts			
	Various LME Metals Futures Contracts	(951,712)	-0.35%
		(951,712)	-0.35%
Futures Contracts			
	Various Currencies Futures Contracts	566,683	0.21%
	Various Futures Contracts	8,627	0.00%
	Various Energy Futures Contracts	410,527	0.15%
	Various Grains Futures Contracts	(1,437,488)	-0.53%
	Various Interest Rate Futures Contracts	3,859,370	1.42%
	Various Index Futures Contracts	3,000	0.00%
	Various Meats Futures Contracts	27,015	0.01%
	Various Metals Futures Contracts	(93,613)	-0.03%
	Various Other Futures Contracts	62,850	0.02%
	Various Stock Index Futures Contracts	605,525	0.22%
	Various Tropical Futures Contracts	252,115	0.09%
		4,264,610	1.57%
	Purchased Options on Future Contracts	603,164	0.22%
		603,164	0.22%
	Various Stock Index Futures Contracts	-	0.00%
		0	0.00%
Short Positions			
Investments in Futures Contracts			
Forward LME Contracts			
	Various LME Metals Futures Contracts	229,282	0.08%
		229,282	0.08%

Futures Contracts			
	Various Currencies Futures Contracts	1,968,837	0.73%
	Various Energy Futures Contracts	(1,280)	0.00%
	Various Grains Futures Contracts	181,892	0.07%
	Various Interest Rate Futures Contracts	(457,284)	-0.17%
	Various Lumber Futures Contracts	16,148	0.01%
	Various Meats Futures Contracts	580,870	0.21%
	Various Metals Futures Contracts	97,114	0.04%
	Various Other Futures Contracts	(9,543)	0.00%
	Various Stock Index Futures Contracts	100,758	0.04%
	Various Tropical Futures Contracts	(195,430)	-0.07%
		2,282,083	-0.07%
	Various Interest Rate Futures Contracts	5,234	0.00%
		5,234	0.00%
Long Forward Currency Contracts			
	Various Currencies Forward Contracts	1,377,387	0.51%
		1,377,387	0.51%
Short Forward Currency Contracts			
	Various Currencies Forward Contracts	(1,090,212)	-0.40%
		(1,090,212)	-0.40%
	Net unrealized gain and futures contracts	6,432,660	2.37%
	Total investments	207,863,114	75.75%
	Unrealized gain on open forward foreign exchange contracts	287,175	0.11%
	Bank balances including margin accounts	70,837,028	26.13%
	Other current liabilities	(6,898,272)	-2.54%
	Total net asset value	$ 271,137,333	100.00%

ACL Alternative Fund Limited
Statement of Assets and Liabilities
June 30, 2005

Assets	$
Investments in short term deposits at market value (Note 2)	199,589,712
Investments in options at market value	1,492,193
Unrealized gain on futures contracts	6,781,209
Unrealized gain on forward foreign exchange contracts (Note 8)	1,377,387
Bank balances	8,739,180
Margin account – Calyon Futures & Fimat International Banque S.A	62,086,667
Call interest	11,181
Total assets	280,077,529
Liabilities	
Unrealized loss on futures contracts	951,712
Unrealized loss on forward foreign exchange contracts (Note 8)	1,090,212
Depreciation Deposits	4,110,285
Trading advisors fees payable (Note 3)	513,781
Management fees payable (Note 3)	169,565
Trading advisors incentive fees payable (Note 3)	1,034,314
Incentive Fee payable (Note 3)	155,752
Administration fees payable (Note 3)	114,181
Accrued expenses (Note 6)	350,393
Subscription Paid in Advance	450,000
Total liabilities	8,940,196
Net assets	271,137,333
Analysis of Net Assets	
Net paid in on shares of capital stock	265,172,584
Distributable earnings	5,964,749
Net assets	271,137,333
Shares in issue – USD Share Class	1,963,107
Shares in issue – Euro Hedged Share Class	98,885
Net asset value per share – USD Share Class	$132.07
Net asset value per share – Euro Hedged Share Class (€99.27)	$120.14

ACL Alternative Fund Limited
Statement of Operations
June 30, 2005

Investment income and expenses	
Income	$
Deposit interest (Note 2)	3,288,371
	3,288,371
Operating Expenses	
Trading advisors fees (Note 3)	1,423,945
Trading advisors incentive fees (Note 3)	1,285,001
Management fees (Note 3)	963,718
Performance fees (Note 3)	155,752
Administration fees (Note 3)	226,840
Audit fees	300,000
Directors' fees	5,000
Other expenses	23,995
	4,384,251
Net investment income/(loss)	(1,095,880)
Net realized gain/(loss) on	
Investment in commercial paper, options, futures and forward foreign exchange contract transactions and translations	(4,541,428)
Net unrealized gain/(loss)	
Investments in commercial papers, options, futures and forward foreign exchange contract transactions and translations	3,294,735
Net increase in net assets as a result of operations	(2,342,573)

ACL Alternative Fund Limited
Statement of Changes in Net Assets
June 30, 2005

Increase/(decrease) in net assets from operations	$
Net investment loss for the period	(1,095,880)
Net realized gain/(loss) on	
Investments in commercial papers, options, futures and forward foreign exchange contract transactions and translations	(4,541,428)
Net unrealized gain/(loss) on	
Investments in commercial papers, options, futures and forward foreign exchange contract transactions and translations	3,294,735
Increase in net assets as a result of operations	(2,342,573)
Capital transactions	
Proceeds on the issue of shares	56,328,396
Paid on the redemption of shares	(24,809,499)
Net proceeds from capital transactions	31,518,898
Total increase in net assets	29,176,325
Net assets	
Beginning of year	241,961,008
End of year	$271,137,333

	USD Share Class	Euro Hedged Share Class
Net investment loss for the period per share	$(0.54)	$(0.54)
Net realized and unrealized loss on investments per share	(0.42)	(15.95)
Net increase in net asset value per share	(0.96)	(16.49)
Net asset value per share at beginning of period	133.03	136.63
Net asset value per share at end of period	$132.07	$120.14
Total return before incentive fees	(0.64)%	(11.99)%
Incentive fees	(0.08)%	(0.08)%
Total return after incentive fees	(0.72)%	(12.07)%
Ratio of expenses to average net assets before incentive fees**	1.56%	0.09%
Incentive fees	0.05%	0.01%
Ratio of expenses to average net assets after incentive fees	1.61%	0.10%
Ratio of net investment loss to average net assets	(0.40)%	(0.03)%
Net assets at end of period	$259,257,702	$11,879,631

* Calculated based on average shares outstanding during the period.

** Incentive fees paid/payable to trading advisors and investment manager.

1. The Company and Its Activities

The ACL Alternative Program transferred all assets and liabilities to ACL Alternative Fund Limited (the "Company") on January 4, 2002. The Company is an open-ended investment company, located in Bermuda with variable capital and limited liability. As part of the conversion, all investable assets of the Program (along with all related liabilities) were transferred to ACL Alternative Fund Limited. Net assets of USD16,462,806 were transferred to ACL Alternative Fund Limited at that time.

The investment objective of the Company is to achieve long term capital appreciation for its Shareholders.

The Company offers two share classes, a USD share class and a Euro share class. The USD share class is listed on the Irish Stock Exchange. The Euro share class was launched July 1, 2004. Investors may invest in the Company directly or via an affiliated fund, the ACL Fund Limited.

The functional currency is United States Dollar (USD).

2. Significant Accounting Policies

These financial statements are presented using the United States Dollar (USD) as the functional currency and are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements and accompanying notes. Actual amounts could differ from these estimates.

Recognition of Income
Interest income is accounted for on an accrual basis.

Valuation of Investments
The value of any security traded on a stock exchange is valued at the last reported trade quoted on such exchange or, if not available, at the mean between the exchange quoted bid and ask prices at the close of business.

Derivative instruments dealt on a market will be valued at the settlement price as of the date of valuation for such instruments on such market. Where such derivative instruments are not dealt on a market, their value should be the weekly quotation from the counterparty, provided that the valuation is approved monthly by an independent party appointed by Abbey Capital Limited (the "Investment Manager") and approved for the purpose by Daiwa Securities Trust and Banking (Europe) PLC (the "Custodian").

In the event of no ready market value or counterparty quote being available, or if such valuation is not representative of the asset's fair market value, Derivatives Portfolio Management LLC (the "Administrator") is entitled to use other generally recognized valuation principles in order to reach a proper valuation of that specific asset, provided that any alternative method of valuation is approved by the Custodian.

Realized gains and losses on investments are determined on a first-in first-out basis, except for futures where opening trades undertaken on the same day are netted prior to the application of first-in, first-out.

Foreign Currency
Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Options Purchased
When an option is purchased, an amount equal to the premium paid is recorded as an investment and is subsequently adjusted to the current market value of the option purchased. Premiums paid for the purchase of options which expire unexercised are treated by the Company on the expiration date as realized losses. If a purchased call option is exercised, the premium increases the cost basis of the security or foreign currency purchased by the Company.

Short Term Deposits
Short-term deposits are stated at amortized cost, which approximates fair value.

Forward Currency Contracts
The unrealized gain or loss on open forward currency contracts is calculated by reference to the difference between the contracted rate and the rate to close out the contract. Unrealized gains and unrealized losses are disclosed net on the statement of assets and liabilities. Realized gains or losses include amounts on contracts which have been settled or offset by other contracts with the same counterparty.

Futures Contracts
Initial margin deposits are made upon entering into futures contracts and are generally made in cash. During the period the futures contract is open, changes in the value of the contract are recognised as unrealised gains or losses by "marking-to-market" on a daily basis to reflect the market value of the contract at the end of each day's trading. Unrealised gains and unrealized losses are disclosed net on the statement of assets and liabilities. When the contract is closed, the Company records a realised gain or loss equal to the difference between the proceeds from (or cost of) the closing transaction and the Company's basis in the contract.

Brokerage Commissions
Brokerage commissions, including other trading expenses, are charged to expenses as they are incurred to open a position, and an amount accrued for the close out of the position.

3. Fees and Expenses

There are no class specific expenses except where in the interests of seeking the optimal protection of a shareholder's investment, the Company may engage in foreign exchange hedging transactions for the Euro Hedged Share Class (where profits, gains and losses, costs, income and expenditure consequent upon such hedging transactions are allocated to that class).

Management and Performance Fees
The Company will pay to the Investment Manager an annual fee based on the Net Asset Value of the Company on the Dealing Day each month payable monthly in arrears at a rate of 0.75% per annum of the Net Asset Value of the Company. Management fees for the period to June 30, 2005 were $963,718.

The Manager is also entitled to a performance fee for each calendar quarter equal to 7.5% of the Net New Investment Profit (as defined below) for the quarter. Performance fees for the period to June 30, 2005 were $155,752.

"Net New Investment Profit" means, the increase in the Company's Net Asset Value of the applicable class outstanding in respect of each calendar quarter, prior to the deduction of the Manager's performance fee, and subject to a high water mark.

The performance fee will be accrued and taken into account in the calculation of the Net Asset Value per Share on each Valuation Day.

Investment Manager and Trading Advisor Equalization
The incentive fee calculation in respect of the Company is computed by operating an equalization accounting system so that each Share is charged an incentive fee that is based upon with that Share's performance. This structure is intended to reduce the impact on existing shareholders of performance fees attributable to capital contributed or withdrawn during a performance period, and allows that all Shares within the same Share class have the same Net Asset Value per Share.

Where an investor subscribes for Shares at a time when the Net Asset Value per Share is less than the high water mark then an adjustment is required to reduce inequalities that may otherwise result to the respective subscriber, to the other Shareholders of the Company, or to the Investment Manager or Trading Advisor. The high water mark is the greater of (i) the highest Net Asset Value per Share on the last day of any calendar quarter and (ii) the initial issue price for the Shares, both adjusted to take into account any distributions made in the interim.

Where Shares are subscribed at a time when the Net Asset Value per Share is less than the high water mark, no incentive fee will be accrued for existing Shareholders until the high water mark has been recovered. New Shareholders will however, in effect, be required to pay an incentive fee with respect to any subsequent appreciation in the Net Asset Value per Share of those Shares until the high water mark has been achieved (the "Depreciation Deposit"). The Depreciation Deposit is the incentive fee that is payable if the Net Asset Value per Share increases up to the high water mark. The Depreciation Deposit is recorded on the Statement of Assets and Liabilities as a liability. This liability is reduced when the related incentive fee is paid to the Investment Manager and Trading Advisors.

The Depreciation Deposit will be maintained in a bank account of the Company and will not be invested in the Company. Any interest earned on funds in this bank account will accrue for the benefit of the Company.

Where Shares ("Premium Shares") are purchased at a time when the Net Asset Value per Share is greater than the high water mark, the prospective investor is required to pay an additional sum equal to the accrual then in place per Share in respect of the incentive fee (an "Equalization Credit"). The Equalization Credit is designed to ensure that all Shareholders have the same amount of capital at risk per Share. The Equalization Credit may be returned to the investor in the form of shares providing the net asset value per share remains above the high watermark at the end of a subsequent performance period. To the extent that the net asset value per share declines below the offer price, so the proportionate reduction in the Equalization Credit returned to the investor. The Equalization Credit is recorded on the Statement of Assets and Liabilities as a liability. This liability is reduced when shares are returned to the investor.

The Equalization Credit will be maintained in a bank account of the Company and will not be invested in the Company. Any interest earned on funds in this bank account will accrue for the benefit of the Company.

The incentive fee is subject to adjustment upon completion of the relevant audit for the calendar quarter.

Trading Advisors – Managed Accounts

The Company operates as a multi-advisor fund as the Directors believe that the Company's investment performance may remain more consistent and less volatile over the long-term than if a single trading advisor were employed. Each advisor is given power of attorney to execute trades on behalf of the Company through a Managed Account in the Company's name held with one of the Company's Principal Brokers to which the Directors have allocated a portion of the Company's assets.

The Company will pay to the external Trading Advisors an annual management fee based on the notional value of the Company's assets allocated by the Investment Manager to the Trading Advisor payable monthly in arrears. Fees range from manager to manager from a minimum of 0% to a maximum of 2% per annum based upon the Trading Advisor's notional assets under management. Trading Advisors' management fees for the period ended June 30, 2005 was $1,423,945. The Company will pay to the Trading Advisors an incentive fee each calendar quarter when Net New Trading Advisor Profit has been generated. Incentive fees will range from 0% to 25% per annum of Net New Trading Advisor Profit (as defined below) for the quarter (the "Incentive Fee"). Trading Advisors' incentive fees for the period ended June 30, 2005 was $1,285,001.

"Net New Trading Advisor Profit" means, with respect to any calendar quarter, any net profits (or losses) realized on all transactions closed out in the Managed Account during the quarter (after deduction of brokerage commissions, exchange fees, NFA fees and give-up fees, but prior to the deduction of any fees charged by the Investment Manager, Administrator or Custodian for services to the Company, plus (A) the change in net unrealized profits (or losses) on open positions in the Managed Account as of the end of the quarter versus the amount of such unrealized profits (or losses) on open positions in the Managed Account as of the end of the preceding quarter, minus (B) the Management Fees for the calendar quarter (but not including any Incentive Fee) and minus (C) any cumulative net realized and unrealized trading losses (including expenses) incurred in the

Managed Account since the last preceding calendar quarter for which an Incentive Fee was payable.

Custodian, Administration, Secretary and Registrar Fees
The aggregate fees payable by the Company to the Registrar and Transfer Agent, Administrator and Custodian in relation to administration services, registrar and transfer services and custody services provided to the Company will be 19bp p.a. of the Net Asset Value (plus borrowings, if any) of the Company, calculated on each Valuation Day, up to USD100 million, 17bp p.a. on the next USD150 million, 13bp p.a. on the next USD150 million and 12bp p.a. thereafter. These fees will accrue daily and will be paid monthly in arrears. In addition the Company will pay Euro 5,000 p.a. for secretarial services.

All of the fees specified in the foregoing paragraph above for administration, registrar and transfer, custody and secretarial services will be paid in aggregate by the Company to the Custodian. The Custodian will then be responsible for paying the individual fees due to the Administrator, and the Registrar and Transfer Agent. The Administrator will be responsible for paying the fees due to the Corporate Secretary and Bermuda Registrar.

Directors' Fees
The Company shall pay the Directors such annual remuneration for acting as Directors of the Company as the Directors may from time to time agree, provided however that the annual remuneration of the Directors shall not, in the aggregate, exceed USD20,000. Mr. Gannon & Mr. Hoskins will not receive any Directors' fee. Such fees shall be payable semi-annually in arrears. Both Mr. Thomson and Mr. Hoskins are Independent non-executive Directors.

4. Taxation

At the present time, no income, profit or capital gains taxes are levied in Bermuda and, accordingly, no provision for such taxes has been recorded by the Company. The Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 an assurance that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, the Company shall be exempt from all such taxes until March 28, 2016.

As an exempted mutual fund company, the Company is liable to pay in Bermuda an annual government registration fee, at a current rate of USD1,780 per annum, based upon the Company's authorized share capital.

5. Share Capital

The share capital of the Company is as follows:

Shares	Authorized and issued: 100 Founder Shares of US$0.01 each, having been issued for the purposes of incorporation.
Shares	Authorized and unissued: 10,000,000 redeemable shares of US$0.001 par value, which are available for issue in classes, each with a designated currency of issue. Four share classes are authorized at June 30, 2005; a USD share class, Euro share class GBP Share Class and Yen Share Class. The Euro share class was launched July 1, 2004.

Each share is entitled to a Vote.

Redeemable shares are offered on each business day. Applications are subject to a sales charge of up to 3% (payable to the Company and/or its placement agents). Fractional shares may be issued.

Applications and redemptions received by 5pm (Irish time) are processed the following business day. Directors may refuse to redeem any shares in excess of one-tenth of the total number of shares in issue or deemed to be in issue. The right to redeem will be temporarily suspended during any period when the calculation of the net asset value is suspended.

Income, expenses, realized and unrealized gains are allocated between the USD Share Class and the Euro Hedged Share Class based on their relative net assets (with the exception of Class specific income and expenses, in particular the gains or losses arising on the Euro Hedged Share Class currency hedging transactions).

US Share Class

	Share No.	Share Capital	Share Premium	Total
Balance at December 31, 2004	1,744,063	$ 1,743	$224,570,829	$224,572,572
Shares issued	411,812	412	52,422,098	52,422,509
Shares redeemed	(192,769)	(193)	(24,204,237)	(24,204,430)
Balance at June 30, 2005	1,963,107	$1,962	$252,788,689	$252,790,652

Euro Share Class

	Share No.	Share Capital	Share Premium	Total
Balance at December 31, 2004	72,799	$ 73	$9,081,041	$9,081,114
Shares issued	30,987	31	3,905,856	3,905,887
Shares redeemed	(4,901)	(5)	(605,064)	(605,069)
Balance at June 30, 2005	98,885	$99	$12,381,833	$12,381,932

As at June 30, 2005, 11.81% and 7.44% of the USD shares were held by the ACL Fund Ltd and Abbey Global LP respectively.

6. Sundry Payables and Accrued Expenses

Audit fees	$259,103
Corporate secretarial fees	10,270
Commissions	81,019
	$350,393

7. Financial Instruments

The main risks arising from the Company's financial instruments are as follows:

Market Risk
Market risk represents the potential loss that can be caused by a change in the market value of the financial instruments. The Company's exposure to market risk is determined by a number of factors including interest rates, foreign currency exchange and market volatility.

Investments may be made in markets located in countries which are exposed to the risks of political change or periods of political uncertainty which could adversely affect the market value.

Counterparty Risk
There is a risk that counterparties may not perform their obligations and that settlement of transactions may not occur.

The purchase and sales of futures and options on futures contracts requires margin deposits with Futures Commodities Merchants ("FCMs"). Additional deposits may be necessary for any loss on contract value. The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other property (for example, US Treasury Bills) deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to a pro rata share of segregated funds available. It is possible that the recovered amount could be less than the total cash and other property deposited.

The Company enters into forward contracts with counterparties. Forward contracts are traded in unregulated markets between principals, and consequently the Company assumes a credit risk on these contracts.

Off balance Sheet Risk/Derivative Risk
An off balance sheet market risk exists when the maximum potential loss on a particular investment is greater than the value of such investment, as reflected on the Company's Statement of Assets and Liabilities. Off balance sheet risk exists, among other situations, when the collateral received by the Company from a counterparty to an agreement with the Company proves to be insufficient to cover the Company's losses resulting from default by the counterparty of its obligation to perform under the agreement.

Futures contracts and forward contracts expose the Company to a market risk equal to the value of the contracts purchased, and unlimited liability on such contracts sold short. Such risk may therefore exceed the amounts reported on the Statement of Assets and Liabilities.

Futures and Options Risk
The Investment Manager may engage in various portfolio strategies on behalf of the Company through the use of futures and options. Due to the nature of futures, cash to meet margin monies will be held by a broker in segregated accounts with whom the Company has an open position. In the event of insolvency or bankruptcy of the futures exchange, or large losses sustained in the broker's segregated accounts, there can be no guarantee that such monies will be returned to the Company. On execution of an option the Company may pay a premium to a counterparty. In the event of the insolvency or bankruptcy of the counterparty, the option premium may be lost in addition to any unrealised gains where the contract is in the money.

The risks inherent in the use of the above instruments include adverse changes in the value of such instruments, imperfect correlation between the price of the instruments and movements in the price of the underlying security, index or futures contract and the possible absence of a liquid secondary market for any particular instrument at any time.

Liquidity and Valuation of Investments
The Company may invest in securities or derivatives which are unlisted or for which there is no active market. For example, the Company may invest in derivatives with direct or indirect exposure to emerging markets and such investments may be subject to increased political risk or adverse currency movements than securities traded in more developed markets. In addition, the Company may acquire investments which are only traded over-the-counter. Accurately valuing and realizing such investments, or closing out positions in such investments at appropriate prices, may not always be possible.

Foreign Currency Risk
The Net Asset Value per Share will be computed in the Functional Currency, whereas the Company's investments may be acquired in a wide range of currencies, some of which may be affected by currency movements of a more volatile nature than those of developed countries and some of which may not be freely convertible. It may not be possible or practicable to hedge against the consequent currency risk exposure and in certain instances the Investment Manager may consider it desirable not to hedge against such risk. The Investment Manager may enter into cross currency hedging transactions.

As at June 30, 2005 $3,468,758.26 cash was held in foreign currency.

8. Forward Foreign Exchange Contracts

At June 30, 2005 the Company held outstanding forwards. Calyon Inc & Fimat International Banque S.A. act as counterparty in the forward contracts.

9. Brokerage Commissions

Brokerage commissions of $2,007,894 are charged for the period ended June 30, 2005. This amount was consolidated within the realized and unrealized gain or loss on investments in commercial papers, options, futures and forward foreign exchange contract transactions and translations.

10. Commitments and Contingencies

In the normal course of business the Company enters into contracts that contain a variety of warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

11. Subsequent Events

The Directors of the Fund wish to announce that with effect from 25th August 2005 the auditor to the Company has changed from PricewaterhouseCoopers LLP, 1177 Avenue of the Americas, New York, New York 10036, to KPMG, 1 Harbourmaster Place, IFSC, Dublin 1, Ireland.

12. Approval of Financial Statements

The Financial Statements were approved by the Board of Directors on October 20th, 2005.

COMPANY ANNOUNCEMENT

For Immediate Release **7 June 2005**

ACL Alternative Fund Limited
(the "Company")

Issuance of additional Share Classes – GBP Hedged Share Class A and GBP Hedged Share Class B

The Directors of ACL Alternative Fund Limited wish to announce the following, which will take effect from start of business on 27 May 2005.

Addition of two Share Classes:

The ACL Alternative Fund currently has six share classes, a USD Share Class A, a USD Share Class B, a Euro Hedged Share Class A, a Euro Hedged Share Class B, a Yen Hedged Share Class A and a Yen Hedged Share Class B. The Directors wish to include two additional share classes, to allow investments in GBP. The USD Share Class A of the Company is listed on The Irish Stock Exchange. However, there is no intention at present to list another share class on the Irish Stock Exchange. The GBP Hedged Share Class A will have the same terms and conditions that apply to the USD Share Class A, the Euro Hedged Share Class A and the Yen Hedged Share Class A, including daily valuation and dealing. The same fees apply to each A share class (0.75% management fee and 7.5% incentive fee). These A share classes accept investments in excess of USD20m (or such other amount as agreed by the Directors of the Company). The GBP Hedged Share Class B will have the same terms and conditions as the USD Share Class B, the Euro Hedged Share Class B and the Yen Hedged Share Class B (including the investment amount, which is less than USD20m, and the Investment Management fees, which are 1% management fee and 10% incentive fee).

Minor changes to Placement Memorandum:

The Placement Memorandum has been amended to reflect the following:-

(i) the addition of the GBP Hedged Share Class A and GBP Hedged Share Class B;

(ii) the maximum annual fee payable to Directors has been increased from USD 9,000 to USD20,000.

(iii) it has been noted that the Investment Manager, Abbey Capital Limited, will be moving premises in June 05. From 25 June 2005, the Investment Manager will be located at 1-2 Cavendish Row, Dublin 1, Ireland.

No change to the Bye-Laws is required, hence the approval of shareholders is not required.

The proposed changes are subject to the consent of (i) the Bermuda Monetary Authority ("BMA") and (ii) the Directors of the Company. A submission has been made, by the Company's Bermuda lawyers, to the BMA and the approval of the Directors will be sought at a Board meeting to be held on 27 May 2005.

Enquiries:

Abbey Capital Limited — Claire Gately
Phone: + 353 1 8749071

McCann Fitzgerald Listing Services Limited — Michelle Davey
Phone: +353 1 607 1392

COMPANY ANNOUNCEMENT

For Immediate Release 26 August 2005

ACL Alternative Fund Limited
(the "Company")

Re: Change of auditor

The Directors of ACL Alternative Fund Limited wish to announce that with effect from 25 August 2005 the auditor to the Company has changed from PricewaterhouseCoopers LLP, 1177 Avenue of the Americas, New York, New York 10036, to KPMG, 1 Harbourmaster Place, IFSC, Dublin 1, Ireland.

Enquiries:

Abbey Capital Limited Claire Gately
Phone: + 353 1 8280400

McCann Fitzgerald Listing Services Limited Michelle Davey
Phone: +353 1 607 1392

STOCK EXCHANGE ANNOUNCEMENT

For Immediate Release **26 October 2005**

ACL Alternative Fund Limited

(the "Company")

The Board of Directors of the ACL Alternative Fund Limited (the "Company") wish to announce that with effect from 31 August 2004 Fraser Ross has resigned as a Director to the Company and with effect from the same date Nicholas Hoskins has been appointed Director.

Nicholas Hoskins is a partner of the firm's Corporate, Trusts and Financial Services Department. Nick undertakes general corporate and commercial transactional work as well as private client work. He was born in Bermuda in 1966 and educated in England. Nick was called to the English Bar in 1992. He is a member of Middle Temple, London and was called to the Bermuda Bar in 1993. He joined Hector, Wakefield Dwyer and Pettingill in early 1997.

Mr Hoskins has never:

(i) had any unspent convictions in relation to indictable offences; or

(ii) been bankrupt or the subject of a voluntary arrangement, or has had a receiver appointed to any of his assets; or

(iii) been a director of any company which, while he was a director with an executive function or within 12 months after he ceased to be a director with an executive function, had a receiver appointed or went into compulsory liquidation, creditors voluntary liquidation, administration or company voluntary arrangements, or made any composition or arrangements with its creditors generally or with any class of its creditors; or

(iv) been a partner of any partnership, which while he was a partner or within 12 months after he ceased to be a partner, went into compulsory liquidation, administration or partnership voluntary arrangement, or had a receiver appointed to any partnership asset;

(v) had any public criticism by statutory or regulatory authorities (including recognised professional bodies); or

(vi) been disqualified by a court from acting as a director or from acting in the management or conduct of affairs of any company."

A list of past and current directorships and partnerships held by Mr Hoskins over the past 5 years is available for inspection on request for a period of 14 days from the date of this announcement from McCann FitzGerald Listing Services Limited, 2 Harbourmaster Place, International Financial Services Centre, Dublin 1, Ireland.

This was not announced to the Irish Stock Exchange earlier due to an administrative oversight.

Enquiries:

McCann FitzGerald Listing Services Limited	Contact:	**Kate Rona**
	Tel:	+353 1 611 9131
Abbey Capital Limited	Contact:	**Claire Gately**
	Tel:	Phone: + 353 1 8280400

Abbey Capital

ACL Alternative Fund

Chancery Hall, 52 Reid Street, Hamilton, HM12, Bermuda

Shareholder Name
Shareholder Address

Abbey Capital Contact Details

Peter Carney	
Telephone:	+353 1 8280400
Fax:	+353 1 8280499
E-mail	pcarney@abbeycapital.com

Fund's Change in Net Asset Value

	Amount
Net Asset Value, 30 September 2005	$295,173,475.33
Net Capital Activity during Period	-$9,096,646.18
Net Income / (Loss)	$20,451,186.24
Net Asset Value, 30 December 2005	$306,528,015.39
NAV per Share, 30 December 2005 - USD Share Class	$148.07
NAV per Share, 30 December 2005 - Euro Share Class	€109.68

Oath

I hereby affirm that to the best of my knowledge and belief, the information contained in this statement is accurate and complete.

Tony Gannon
C.E.O.
Abbey Capital Limited

Commodity Pool Operator:	Abbey Capital Ltd.
Commodity Pool:	ACL Alternative Fund Limited

Abbey Capital

ACL Alternative Fund

Chancery Hall, 52 Reid Street, Hamilton, HM12, Bermuda

Shareholder Name
Shareholder Address

Abbey Capital Contact Details
Peter Carney
Telephone: +353 1 8749071
Fax: +353 1 8749073
E-mail pcarney@abbeycapital.com

Fund's Change in Net Asset Value

	Amount
Net Asset Value, 31 March 2005	$261,226,332.61
Net Capital Activity during Period	$1,894,428.07
Net Income / (Loss)	$8,016,333.25
Net Asset Value, 30 June 2005	$271,137,093.93
NAV per Share, 30 June 2005 - USD Share Class	$132.07
NAV per Share, 30 June 2005 - Euro Share Class	€99.27

Oath

I hereby affirm that to the best of my knowledge and belief, the information contained in this statement is accurate and complete.

Tony Gannon
C.E.O.
Abbey Capital Limited

Commodity Pool Operator: Abbey Capital Ltd.
Commodity Pool: ACL Alternative Fund Limited

Abbey Capital

ACL Alternative Fund

Chancery Hall, 52 Reid Street, Hamilton, HM12, Bermuda

Shareholder Name
Shareholder Address

Abbey Capital Contact Details
Peter Carney
Telephone: +353 1 8749071
Fax: +353 1 8749073
E-mail pcarney@abbeycapital.com

Fund's Change in Net Asset Value

	Amount
Net Asset Value, 31 December 2004	$241,961,008.78
Net Capital Activity during Period	$29,624,469.63
Net Income / (Loss)	-$10,359,145.80
Net Asset Value, 31 March 2005	$261,226,332.61
NAV per Share, 31 March 2005 - USD Share Class	$127.52
NAV per Share, 31 March 2005 - Euro Share Class	€96.39

Oath

I hereby affirm that to the best of my knowledge and belief, the information contained in this statement is accurate and complete.

Tony Gannon
C.E.O.
Abbey Capital Limited

Commodity Pool Operator: Abbey Capital Ltd.
Commodity Pool: ACL Alternative Fund Limited

Abbey Capital

ACL Alternative Fund

Chancery Hall, 52 Reid Street, Hamilton, HM12, Bermuda

Shareholder Name
Shareholder Address

Abbey Capital Contact Details
Peter Carney
Telephone: +353 1 8280400
Fax: +353 1 8280499
E-mail pcarney@abbeycapital.com

Fund's Change in Net Asset Value

	Amount
Net Asset Value, 30 June 2005	$271,137,093.93
Net Capital Activity during Period	$10,852,760.94
Net Income / (Loss)	$13,183,620.46
Net Asset Value, 30 September 2005	$295,173,475.33
NAV per Share, 30 September 2005 - USD Share Class	$138.42
NAV per Share, 30 September 2005 - Euro Share Class	€103.51

Oath

I hereby affirm that to the best of my knowledge and belief, the information contained in this statement is accurate and complete.

Tony Gannon
C.E.O.
Abbey Capital Limited

Commodity Pool Operator: Abbey Capital Ltd.
Commodity Pool: ACL Alternative Fund Limited

THE BERMUDA MONETARY AUTHORITY (COLLECTIVE INVESTMENT SCHEME CLASSIFICATION) REGULATIONS 1998

ACL ALTERNATIVE FUND LIMITED

(hereinafter referred to as the "Scheme")

---

1. STATEMENT OF COMPLIANCE

The undersigned, being a Director of the Scheme hereby confirm that pursuant to Section 13(a) of the Bermuda Monetary Authority (Collective Investment Scheme Classification) Regulations 1998, (the "Regulations") that the Scheme has at all times been in compliance with the Regulations for the financial year ended 31st December, 2005.

2. CERTIFICATE OF COMPLIANCE

The undersigned also hereby certifies that pursuant to Section 13(b) of the Regulations that the Scheme has complied with its Investment Guidelines, Restrictions and Bye-Laws for the financial year ended 31st December, 2005.

Signed:

Name: NICHOLAS HOSKINS

Capacity: Director

Date: 13th MARCH 2006

ADMINISTRATOR: M Q Services Ltd

NAV Report

Month: Jan-05

SCHEME NAME (sub scheme inclusive ie classes and series)	NAV PER SECURITY CURRENT PRICE - US$	Subscriptions US$	Redemptions US$	TOTAL NAV (In Local)	EXCH RATE	TOTAL NAV (In US Dollars)	Number of Shares issued	Number of Shares outstanding
ACL Alternative Fund - USD Share Class	126.35	19,475,986.58	(2,120,799.27)	237,614,964.35	1.0000	237,614,964.35	1,880,592.159	1,880,592.159
ACL Alternative Fund - Euro Share Class	126.35	321,900.97		7,201,207.82	1.3029	9,382,453.67	75,301.229	75,301.229
ACL Fund, Ltd - USD Share Class	101.46			12,508,374.70	1.0000	12,508,374.70	123,285.811	123,285.811
ACL Fund, Ltd - Euro Share Class	101.46			37,741,489.34	1.3029	49,173,386.46	366,068.767	366,068.767
				295,066,036.21		**308,679,179.18**		

ADMINISTRATOR: M Q Services Ltd

NAV Report

Month: **Feb-05**

SCHEME NAME (sub scheme inclusive ie classes and series)	NAV PER SECURITY CURRENT PRICE - US$	Subscriptions US$	Redemptions US$	TOTAL NAV (In Local)	EXCH RATE	TOTAL NAV (In US Dollars)	Number of Shares issued	Number of Shares outstanding
ACL Alternative Fund - USD Share Class	126.62	10,078,314.78	(2,074,877.27)	246,141,435.59	1.0000	246,141,435.59	1,943,914.693	1,943,914.693
ACL Alternative Fund - Euro Share Class	126.62			7,220,967.68	1.3242	9,562,005.41	75,301.229	75,301.229
ACL Fund, Ltd - USD Share Class	103.82			12,799,177.08	1.0000	12,799,177.08	123,285.811	123,285.811
ACL Fund, Ltd - Euro Share Class	103.82			38,575,585.81	1.3242	51,081,790.73	366,068.767	366,068.767
				304,737,166.16		**319,584,408.81**		

ADMINISTRATOR: M Q Services Ltd

NAV Report

Month: **Mar-05**

SCHEME NAME (sub scheme inclusive ie classes and series)	NAV PER SECURITY CURRENT PRICE - US$	Subscriptions US$	Redemptions US$	TOTAL NAV (In Local)	EXCH RATE	TOTAL NAV (In US Dollars)	Number of Shares issued	Number of Shares outstanding
ACL Alternative Fund - USD Share Class	127.52	5,695,468.16	(4,422,658.43)	249,230,442.20	1.0000	249,230,442.20	1,954,450.149	1,954,450.149
ACL Alternative Fund - Euro Share Class	127.52	2,671,062.93		9,255,374.13	1.2961	11,995,890.41	91,971.285	91,971.285
ACL Fund, Ltd - USD Share Class	101.63			12,638,275.87	1.0000	12,638,275.87	123,285.811	123,285.811
ACL Fund, Ltd - Euro Share Class	101.63			38,010,461.17	1.2961	49,265,358.72	366,068.767	366,068.767
				309,134,553.37		323,129,967.20		

ADMINISTRATOR: M Q Services Ltd

NAV Report

Month: **Apr-05**

SCHEME NAME (sub scheme inclusive ie classes and series)	NAV PER SECURITY CURRENT PRICE - US$	Subscriptions US$	Redemptions US$	TOTAL NAV (In Local)	EXCH RATE	TOTAL NAV (In US Dollars)	Number of Shares issued	Number of Shares outstanding
ACL Alternative Fund - USD Share Class	123.94	2,275,675.31	(2,995,879.44)	241,508,821.52	**1.0000**	241,508,821.52	1,948,655.946	1,948,655.946
ACL Alternative Fund - Euro Share Class	123.94		(605,068.57)	8,527,810.23	**1.2861**	10,967,616.74	87,119.869	87,119.869
ACL Fund, Ltd - USD Share Class	**97.77**			12,053,980.99	**1.0000**	12,053,980.99	123,285.811	123,285.811
ACL Fund, Ltd - Euro Share Class	**97.77**			36,222,699.98	**1.2861**	46,586,014.44	366,068.767	366,068.767
				298,313,312.72		**311,116,433.69**		

ADMINISTRATOR: M Q Services Ltd

NAV Report

Month: **May-05**

SCHEME NAME (sub scheme inclusive ie classes and series)	NAV PER SECURITY CURRENT PRICE - US$	Subscriptions US$	Redemptions US$	TOTAL NAV (In Local)	EXCH RATE	TOTAL NAV (In US Dollars)	Number of Shares issued	Number of Shares outstanding
ACL Alternative Fund - USD Share Class	127.22	2,984,033.55	(8,456,968.24)	242,207,371.86	**1.0000**	242,207,371.86	1,903,861.318	1,903,861.318
ACL Alternative Fund - Euro Share Class	127.22		504,790.88	9,135,449.59	**1.2301**	11,237,516.54	95,443.011	95,443.011
ACL Fund, Ltd - USD Share Class	102.82			12,676,885.48	**1.0000**	12,676,885.48	123,285.811	123,285.811
ACL Fund, Ltd - Euro Share Class	102.82			38,012,116.72	**1.2301**	46,758,704.79	366,068.767	366,068.767
				302,031,823.65		**312,880,478.67**		

ADMINISTRATOR: M Q Services Ltd

NAV Report

Month: **Jun-05**

SCHEME NAME (sub scheme inclusive ie classes and series)	NAV PER SECURITY CURRENT PRICE - US$	Subscriptions US$	Redemptions US$	TOTAL NAV (In Local)	EXCH RATE	TOTAL NAV (In US Dollars)	Number of Shares issued	Number of Shares outstanding
ACL Alternative Fund - USD Share Class	132.07	9,408,372.27	(1,628,659.63)	259,257,701.68	**1.0000**	259,257,701.68	1,963,105.778	1,963,105.778
ACL Alternative Fund - Euro Share Class	132.07		408,131.93	9,816,057.06	**1.2102**	11,879,392.25	98,885.608	98,885.608
ACL Fund, Ltd - USD Share Class	105.49			13,005,213.70	**1.0000**	13,005,213.70	123,285.811	123,285.811
ACL Fund, Ltd - Euro Share Class	105.49			38,962,237.53	**1.2102**	47,152,099.85	366,068.767	366,068.767
				321,041,209.97		**331,294,407.48**		

ADMINISTRATOR: M Q Services Ltd

NAV Report

Month: **Jul-05**

SCHEME NAME (sub scheme inclusive ie classes and series)	NAV PER SECURITY CURRENT PRICE - US$	Subscriptions US$	Redemptions US$	TOTAL NAV (In Local)	EXCH RATE	TOTAL NAV (In US Dollars)	Number of Shares issued	Number of Shares outstanding
ACL Alternative Fund - USD Share Class	132.26	5,226,975.11	(2,772,405.66)	262,098,530.17	**1.0000**	262,098,530.17	1,981,703.283	1,981,703.283
ACL Alternative Fund - Euro Share Class	132.26		584,981.62	10,305,706.01	**1.2126**	12,496,699.10	103,726.186	103,726.186
ACL Fund, Ltd - USD Share Class	109.66			13,519,222.52	**1.0000**	13,519,222.52	123,285.811	123,285.811
ACL Fund, Ltd - Euro Share Class	110.54			40,466,440.61	**1.2126**	49,069,605.89	366,068.767	366,068.767
				326,389,899.31		**337,184,057.68**		

ADMINISTRATOR: M Q Services Ltd

NAV Report

Month: **Aug-05**

SCHEME NAME (sub scheme inclusive ie classes and series)	NAV PER SECURITY CURRENT PRICE - US$	Subscriptions US$	Redemptions US$	TOTAL NAV (In Local)	EXCH RATE	TOTAL NAV (In US Dollars)	Number of Shares issued	Number of Shares outstanding
ACL Alternative Fund - USD Share Class	134.81	651,607.11	(1,713,913.06)	266,994,035.00	**1.0000**	266,994,035.00	1,980,578.209	1,980,578.209
ACL Alternative Fund - Euro Share Class	101.04	**1,208,460.03**		11,485,031.47	**1.2337**	14,169,083.33	107,922.712	107,922.712
ACL Alternative Fund - GBP Share Class						-		
ACL Alternative Fund - Yen Share Class						-		
ACL Fund, Ltd - USD Share Class	110.71			13,649,523.06	**1.0000**	13,649,523.06	123,285.811	123,285.811
ACL Fund, Ltd - Euro Share Class	111.35			40,759,987.87	**1.2337**	50,285,597.04	366,068.767	366,068.767
				332,888,577.40		345,098,238.43		

ADMINISTRATOR: M Q Services Ltd

NAV Report

Month: **Sep-05**

SCHEME NAME (sub scheme inclusive ie classes and series)	NAV PER SECURITY CURRENT PRICE - US$	Subscriptions US$	Redemptions US$	TOTAL NAV (In Local)	EXCH RATE	TOTAL NAV (In US Dollars)	Number of Shares issued	Number of Shares outstanding
ACL Alternative Fund - USD Share Class	134.81	7,076,798.76	(325,894.84)	279,878,911.23	**1.0000**	279,878,911.23	2,021,919.405	2,021,919.405
ACL Alternative Fund - Euro Share Class	134.81	1,136,282.05		12,725,321.64	**1.2019**	15,294,564.08	116,427.817	116,427.817
ACL Alternative Fund - GBP Share Class						-		
ACL Alternative Fund - Yen Share Class						-		
ACL Fund, Ltd - USD Share Class	115.63			14,255,066.36	**1.0000**	14,255,066.36	123,285.811	123,285.811
ACL Fund, Ltd - Euro Share Class	115.63			42,524,822.50	**1.2019**	51,110,584.17	366,068.767	366,068.767
				349,384,121.73		360,539,125.84		

ADMINISTRATOR: M Q Services Ltd

NAV Report

Month: **Oct-05**

SCHEME NAME (sub scheme inclusive ie classes and series)	NAV PER SECURITY CURRENT PRICE - US$	Subscriptions US$	Redemptions US$	TOTAL NAV (In Local)	EXCH RATE	TOTAL NAV (In US Dollars)	Number of Shares issued	Number of Shares outstanding
ACL Alternative Fund - USD Share Class	136.03	5,874,687.28	(4,394,006.22)	276,476,854.92	**1.0000**	276,476,854.92	2,032,515.977	2,032,515.977
ACL Alternative Fund - Euro Share Class	101.62	2,328,790.60		14,427,095.35	**1.1995**	17,305,300.87	133,505.036	133,505.036
ACL Alternative Fund - GBP Share Class						-		
ACL Alternative Fund - Yen Share Class						-		
ACL Fund, Ltd - USD Share Class	112.22			13,835,357.24	**1.0000**	13,835,357.24	123,285.811	123,285.811
ACL Fund, Ltd - Euro Share Class	112.64			41,232,301.15	**1.1995**	49,458,145.23	366,068.767	366,068.767
				345,971,608.66		**357,075,658.26**		

ADMINISTRATOR: M Q Services Ltd

NAV Report

Month: **Nov-05**

SCHEME NAME (sub scheme inclusive ie classes and series)	NAV PER SECURITY CURRENT PRICE - US$	Subscriptions US$	Redemptions US$	TOTAL NAV (In Local)	EXCH RATE	TOTAL NAV (In US Dollars)	Number of Shares issued	Number of Shares outstanding
ACL Alternative Fund - USD Share Class	146.71	2,710,831.81	(3,277,133.73)	297,632,142.85	**1.0000**	297,632,142.85	2,028,729.846	2,028,729.846
ACL Alternative Fund - Euro Share Class	146.71	1,457,072.38		16,731,290.44	**1.1794**	19,732,883.95	143,566.529	143,566.529
ACL Alternative Fund - GBP Share Class						-		
ACL Alternative Fund - Yen Share Class						-		
ACL Fund, Ltd - USD Share Class	121.21			14,943,054.83	**1.0000**	14,943,054.83	123,285.811	123,285.811
ACL Fund, Ltd - Euro Share Class	121.21			44,531,120.36	**1.1794**	52,520,003.35	366,068.767	366,068.767
				373,837,608.48		**384,828,084.98**		

ADMINISTRATOR: M Q Services Ltd

NAV Report

Month: **Dec-05**

SCHEME NAME (sub scheme inclusive ie classes and series)	NAV PER SECURITY CURRENT PRICE - US$	*Subscriptions* US$	*Redemptions* US$	TOTAL NAV (In Local)	EXCH RATE	TOTAL NAV (In US Dollars)	Number of Shares issued	Number of Shares outstanding
ACL Alternative Fund - USD Share Class	146.71	4,792,894.02	(19,752,856.78)	285,458,091.20	**1.0000**	285,458,091.20	1,927,805.564	1,927,805.564
ACL Alternative Fund - Euro Share Class	146.71	1,163,074.45		17,800,054.21	**1.1837**	21,069,924.17	151,323.902	151,323.902
ACL Alternative Fund - GBP Share Class						-		
ACL Alternative Fund - Yen Share Class						-		
ACL Fund, Ltd - USD Share Class	124.16			15,306,945.71	**1.0000**	15,306,945.71	123,285.811	123,285.811
ACL Fund, Ltd - Euro Share Class	124.16			45,517,860.12	**1.1837**	53,879,491.03	366,068.767	366,068.767
				364,082,951.24		375,714,452.11		